  Exhibit 99.10

Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at September 30, 2021, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and six months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the six months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at September 30, 2021, the consolidated profit and consolidated total comprehensive income for the three months and six months ended on that date, changes in equity and its cash flows for the six months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: October 13, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAAGP7322

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and six months ended September 30, 2021

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Business Combination
2.2 Property, plant and equipment
2.3 Goodwill and intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	September 30, 2021	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	2.2	12,913	12,560
Right-of-use assets	2.19	4,599	4,794
Capital work-in-progress		383	922
Goodwill	2.3	6,122	6,079
Other intangible assets		1,895	2,072
Financial assets:
Investments	2.4	10,096	11,863
Loans	2.5	45	32
Other financial assets	2.6	1,252	1,141
Deferred tax assets (net)		976	1,098
Income tax assets (net)		5,796	5,811
Other non-current assets	2.9	2,025	1,281
Total non-current assets		46,102	47,653
Current assets
Financial assets:
Investments	2.4	4,983	2,342
Trade receivables	2.7	20,121	19,294
Cash and cash equivalents	2.8	18,056	24,714
Loans	2.5	191	159
Other financial assets	2.6	7,385	6,410
Other Current assets	2.9	9,272	7,814
Total current assets		60,008	60,733
Total assets		106,110	108,386
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,097	2,124
Other equity		67,842	74,227
Total equity attributable to equity holders of the Company		69,939	76,351
Non-controlling interests		409	431
Total equity		70,348	76,782
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	4,356	4,587
Other financial liabilities	2.12	2,109	1,514
Deferred tax liabilities (net)		858	875
Other non-current liabilities	2.13	751	763
Total non-current liabilities		8,074	7,739
Current liabilities
Financial Liabilities
Lease liabilities	2.19	788	738
Trade payables		3,176	2,645
Other financial liabilities	2.12	13,605	11,390
Other current liabilities	2.13	6,802	6,233
Provisions	2.14	862	713
Income tax liabilities (net)		2,455	2,146
Total current liabilities		27,688	23,865
Total equity and liabilities		106,110	108,386

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai October 13, 2021	Bengaluru October 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

(In crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss for the	Note No.	Three months ended September 30,		Six months ended September 30,
		2021	2020	2021	2020
Revenue from operations	2.16	29,602	24,570	57,498	48,234
Other income, net	2.17	524	570	1,146	1,046
Total income		30,126	25,140	58,644	49,280
Expenses
Employee benefit expenses	2.18	15,743	13,400	30,973	27,004
Cost of technical sub-contractors		3,054	1,634	5,508	3,260
Travel expenses		163	151	296	267
Cost of software packages and others	2.18	1,393	1,108	2,682	2,001
Communication expenses		146	162	294	324
Consultancy and professional charges		449	286	844	548
Depreciation and amortisation expenses		859	855	1,687	1,611
Finance cost		48	48	98	96
Other expenses	2.18	823	746	1,639	1,626
Total expenses		22,678	18,390	44,021	36,737
Profit before tax		7,448	6,750	14,623	12,543
Tax expense:
Current tax	2.15	1,987	1,763	3,923	3,084
Deferred tax	2.15	33	129	71	328
Profit for the period		5,428	4,858	10,629	9,131
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		14	7	(19)	154
Equity instruments through other comprehensive income, net		40	(5)	41	(6)
		54	2	22	148
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		6	27	11	21
Exchange differences on translation of foreign operations		(166)	21	124	185
Fair value changes on investments, net		55	(45)	93	9
		(105)	3	228	215
Total other comprehensive income /(loss), net of tax		(51)	5	250	363
Total comprehensive income for the period		5,377	4,863	10,879	9,494
Profit attributable to:
Owners of the Company		5,421	4,845	10,616	9,078
Non-controlling interests		7	13	13	53
		5,428	4,858	10,629	9,131
Total comprehensive income attributable to:
Owners of the Company		5,375	4,847	10,866	9,434
Non-controlling interests		2	16	13	60
		5,377	4,863	10,879	9,494
Earnings per Equity share
Equity shares of par value 5/- each
Basic ()		12.88	11.42	25.11	21.40
Diluted ()		12.85	11.40	25.06	21.37
Weighted average equity shares used in computing earnings per equity share	2.20
Basic		4,210,064,823	4,241,908,471	4,227,694,034	4,241,506,966
Diluted		4,218,293,582	4,248,961,564	4,236,051,581	4,248,434,533

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai October 13, 2021	Bengaluru October 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

 Condensed Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2020	2,122	54	111	282	56,309	1,158	297	4,070	6	39	1,207	(15)	(190)	65,450	394	65,844
Changes in equity for the six months ended September 30, 2020
Profit for the period	–	–	–	–	9,078	–	–	–	–	–	–	–	–	9,078	53	9,131
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	154	154	–	154
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	(6)	–	–	–	(6)	–	(6)
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	21	–	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	178	–	–	178	7	185
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	9	9	–	9
Total Comprehensive income for the period	–	–	–	–	9,078	–	–	–	–	(6)	178	21	163	9,434	60	9,494
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	–	–	5	–	–	–	–	–	–	–	–	–	6	–	6
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	134	–	–	–	–	–	–	134	–	134
Exercise of stock options	–	–	–	100	–	–	(100)	–	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	1	(1)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	5	–	–	–	–	–	–	–	–	–	5	–	5
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(20)	(20)
Dividends (1)	–	–	–	–	(4,029)	–	–	–	–	–	–	–	–	(4,029)	–	(4,029)
Transfer to general reserve	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(1,463)	–	–	1,463	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	561	–	–	(561)	–	–	–	–	–	–	–	–
Balance as at September 30, 2020	2,123	54	111	392	58,902	2,713	330	4,972	6	33	1,385	6	(27)	71,000	434	71,434

Condensed Consolidated Statement of Changes in Equity

(In crore )

Particulars		OTHER EQUITY
		RESERVES & SURPLUS								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2021	2,124	54	111	600	62,643	2,715	372	6,385	6	158	1,331	10	(158)	76,351	431	76,782
Changes in equity for the six months ended September 30, 2021
Profit for the period	–	–	–	–	10,616	–	–	–	–	–	–	–	–	10,616	13	10,629
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	(19)	(19)	–	(19)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	41	–	–	–	41	–	41
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	11	–	11	–	11
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	124	–	–	124	–	124
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	93	93	–	93
Total Comprehensive income for the period	–	–	–	–	10,616	–	–	–	–	41	124	11	74	10,866	13	10,879
Shares issued on exercise of employee stock options (Refer to Note 2.11)	1	–	–	8	–	–	–	–	–	–	–	–	–	9	–	9
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	196	–	–	–	–	–	–	196	–	196
Buyback of equity shares (Refer to Note 2.11)**	(28)	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	–	–	(11,093)	–	(11,093)
Transaction costs relating to buyback*	–	–	–	–	–	(28)	–	–	–	–	–	–	–	(28)	–	(28)
Amount transferred to capital redemption reserve upon buyback	–	–	28	–	–	(28)	–	–	–	–	–	–	–	–	–	–
Transfer to legal reserve	–	–	–	–	(9)	–	–	–	9	–	–	–	–	–	–	–
Transfer on account of exercise of stock options	–	–	–	69	–	–	(69)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	3	–	–	4	–	–	–	–	–	–	7	–	7
Dividends (1)	–	–	–	–	(6,369)	–	–	–	–	–	–	–	–	(6,369)	–	(6,369)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(35)	(35)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(1,496)	–	–	1,496	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	411	–	–	(411)	–	–	–	–	–	–	–	–
Balance as at September 30, 2021	2,097	54	139	40	56,974	1,056	503	7,470	15	199	1,455	21	(84)	69,939	409	70,348

*	Net of tax
**	Including tax on buyback of 1,893 crore

(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Lodestone are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai October 13, 2021	Bengaluru October 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Six months ended September 30,
		2021	2020
Cash flow from operating activities
Profit for the period		10,629	9,131
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	3,994	3,412
Depreciation and amortization		1,687	1,611
Interest and dividend income	2.18	(885)	(804)
Finance cost		98	96
Impairment loss recognized / (reversed) under expected credit loss model		87	159
Exchange differences on translation of assets and liabilities, net		54	(7)
Stock compensation expense	2.11	209	174
Other adjustments		36	(60)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(2,963)	(67)
Loans, other financial assets and other assets		(406)	415
Trade payables		349	(477)
Other financial liabilities, other liabilities and provisions		2,754	773
Cash generated from operations		15,643	14,356
Income taxes paid		(3,574)	(2,987)
Net cash generated by operating activities		12,069	11,369
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(1,030)	(1,306)
Deposits placed with corporation		(516)	(495)
Redemption of deposits placed with Corporation		343	362
Interest and dividend received		1,017	708
Payment of contingent consideration pertaining to acquisition of business		(53)	(150)
Escrow and other deposits pertaining to Buyback	2.6	(420)	–
Redemption of escrow and other deposits pertaining to Buyback	2.6	420	–
Other receipts		35	25
Other payments		(22)	–
Payments to acquire Investments
Liquid mutual funds and fixed maturity plan securities		(25,411)	(11,960)
Non convertible debentures		(154)	(829)
Certificates of deposit		(498)	–
Government securities		(653)	(4,664)
Others		(13)	(1)
Proceeds on sale of Investments
Non-convertible debentures		1,299	720
Government securities		1,336	1,529
Certificates of deposit		500	900
Liquid mutual funds and fixed maturity plan securities		22,928	11,850
Others		1	22
Net cash (used in) / from investing activities		(891)	(3,289)
Cash flows from financing activities:
Payment of lease liabilities		(421)	(351)
Payment of dividends		(6,369)	(4,031)
Payment of dividend to non-controlling interest of subsidiary		(2)	(20)
Shares issued on exercise of employee stock options		9	6
Other receipts		117	–
Other payments		(15)	–
Buyback of equity shares including transaction cost and tax on buyback		(11,125)	–
Net cash used in financing activities		(17,806)	(4,396)
Net increase / (decrease) in cash and cash equivalents		(6,628)	3,684
Cash and cash equivalents at the beginning of the period	2.8	24,714	18,649
Effect of exchange rate changes on cash and cash equivalents		(30)	78
Cash and cash equivalents at the end of the period	2.8	18,056	22,411
Supplementary information:
Restricted cash balance	2.8	526	404

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached.

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai October 13, 2021	Bengaluru October 13, 2021

INFOSYS LIMITED AND SUBSIDIARIES

Overview and notes to the interim condensed Consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as 'the Group'.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on October 13, 2021.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in accordance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2021. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from COVID-19 pandemic in the preparation of these interim condensed consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, the Group has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 pandemic on the Group's financial statements may differ from that estimated as at the date of approval of these interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.15 and 2.21).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.3).

f. Leases

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts (Refer to Note 2.19).

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013
(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Consolidated Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2021	1,400	10,745	3,324	1,387	7,940	2,168	1,226	44	28,234
Additions	12	303	109	21	308	72	8	–	833
Deletions*	–	–	(1)	(4)	(405)	(5)	(1)	–	(416)
Translation difference	–	(1)	(1)	(1)	(9)	(3)	(4)	–	(19)
Gross carrying value as at September 30, 2021	1,412	11,047	3,431	1,403	7,834	2,232	1,229	44	28,632
Accumulated depreciation as at July 1, 2021	–	(3,780)	(2,484)	(1,070)	(5,844)	(1,635)	(747)	(33)	(15,593)
Depreciation	–	(105)	(58)	(31)	(261)	(52)	(46)	(2)	(555)
Accumulated depreciation on deletions*	–	–	1	4	404	5	1	–	415
Translation difference	–	1	1	2	8	2	–	–	14
Accumulated depreciation as at September 30, 2021	–	(3,884)	(2,540)	(1,095)	(5,693)	(1,680)	(792)	(35)	(15,719)
Carrying value as at July 1, 2021	1,400	6,965	840	317	2,096	533	479	11	12,641
Carrying value as at September 30, 2021	1,412	7,163	891	308	2,141	552	437	9	12,913

The changes in the carrying value of property, plant and equipment for the three months ended September 30, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at July 1, 2020	1,387	10,057	3,198	1,276	7,019	2,083	1,073	45	26,138
Additions	1	14	12	18	317	7	81	–	450
Deletions	–	–	(2)	(2)	(34)	(3)	(4)	(1)	(46)
Translation difference	–	12	1	1	1	1	2	–	18
Gross carrying value as at September 30, 2020	1,388	10,083	3,209	1,293	7,303	2,088	1,152	44	26,560
Accumulated depreciation as at July 1, 2020	–	(3,380)	(2,220)	(963)	(5,085)	(1,435)	(585)	(30)	(13,698)
Depreciation	–	(96)	(75)	(31)	(265)	(58)	(44)	(1)	(570)
Accumulated depreciation on deletions	–	–	2	1	34	3	4	1	45
Translation difference	–	(1)	–	(1)	1	–	(4)	–	(5)
Accumulated depreciation as at September 30, 2020	–	(3,477)	(2,293)	(994)	(5,315)	(1,490)	(629)	(30)	(14,228)
Carrying value as at July 1, 2020	1,387	6,677	978	313	1,934	648	488	15	12,440
Carrying value as at September 30, 2020	1,388	6,606	916	299	1,988	598	523	14	12,332

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2021 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,399	10,565	3,296	1,371	7,639	2,149	1,188	44	27,651
Additions	13	455	134	39	644	88	46	–	1,419
Deletions*	–	–	(2)	(8)	(457)	(7)	(10)	–	(484)
Translation difference	–	27	3	1	8	2	5	–	46
Gross carrying value as at September 30, 2021	1,412	11,047	3,431	1,403	7,834	2,232	1,229	44	28,632
Accumulated depreciation as at April 1, 2021	–	(3,675)	(2,425)	(1,043)	(5,636)	(1,580)	(700)	(32)	(15,091)
Depreciation	–	(206)	(115)	(60)	(508)	(105)	(96)	(3)	(1,093)
Accumulated depreciation on deletions*	–	–	2	8	456	7	10	–	483
Translation difference	–	(3)	(2)	–	(5)	(2)	(6)	–	(18)
Accumulated depreciation as at September 30, 2021	–	(3,884)	(2,540)	(1,095)	(5,693)	(1,680)	(792)	(35)	(15,719)
Carrying value as at April 1, 2021	1,399	6,890	871	328	2,003	569	488	12	12,560
Carrying value as at September 30, 2021	1,412	7,163	891	308	2,141	552	437	9	12,913

*During each of the three months and six months ended September 30, 2021, certain assets which were old and not in use having gross book value of 262 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the six months ended September 30, 2020 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,318	10,016	3,185	1,265	6,676	2,073	1,063	45	25,641
Additions	70	53	26	32	663	19	97	–	960
Deletions	–	–	(3)	(5)	(44)	(5)	(12)	(1)	(70)
Translation difference	–	14	1	1	8	1	4	–	29
Gross carrying value as at September 30, 2020	1,388	10,083	3,209	1,293	7,303	2,088	1,152	44	26,560
Accumulated depreciation as at April 1, 2020	–	(3,284)	(2,145)	(934)	(4,885)	(1,380)	(550)	(28)	(13,206)
Depreciation	–	(191)	(151)	(63)	(471)	(115)	(87)	(3)	(1,081)
Accumulated depreciation on deletions	–	–	3	4	44	5	12	1	69
Translation difference	–	(2)	–	(1)	(3)	–	(4)	–	(10)
Accumulated depreciation as at September 30, 2020	–	(3,477)	(2,293)	(994)	(5,315)	(1,490)	(629)	(30)	(14,228)
Carrying value as at April 1, 2020	1,318	6,732	1,040	331	1,791	693	513	17	12,435
Carrying value as at September 30, 2020	1,388	6,606	916	299	1,988	598	523	14	12,332

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortisation expense in the Consolidated Statement of Profit and Loss.

2.3 GOODWILL AND INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the Consolidated Statement of Profit and Loss and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Carrying value at the beginning	6,079	5,286
Goodwill on acquisitions	–	758
Translation differences	43	35
Carrying value at the end	6,122	6,079

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3.2 Intangible assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances). Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

 2.4 INVESTMENTS

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Non-current
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	218	165
Equity instruments	2	2
	220	167
Investments carried at fair value through profit and loss
Preference securities	23	11
Compulsorily convertible debentures	7	7
Others (1)	84	74
	114	92
Quoted
Investments carried at amortized cost
Tax free bonds	2,106	2,131
Government bonds	21	21
	2,127	2,152
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,012	3,985
Government securities	4,623	5,467
	7,635	9,452

Total non-current investments	10,096	11,863

Current
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	4,042	1,500
	4,042	1,500
Quoted
Investments carried at amortized cost
Tax free bonds	20	–
	20	–
Investments carried at fair value through other comprehensive income
Non convertible debentures	711	842
Government securities	210	–
	921	842

Total current investments	4,983	2,342

Total investments	15,079	14,205

Aggregate amount of quoted investments	10,703	12,446
Market value of quoted investments (including interest accrued), current	942	843
Market value of quoted investments (including interest accrued), non current	10,132	11,997
Aggregate amount of unquoted investments	4,376	1,759
Investments carried at amortized cost	2,147	2,152
Investments carried at fair value through other comprehensive income	8,776	10,461
Investments carried at fair value through profit or loss	4,156	1,592

(1)	Uncalled capital commitments outstanding as at September 30, 2021 and March 31, 2021 was 33 crore and 42 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		September 30, 2021	March 31, 2021
Liquid mutual fund units	Quoted price	4,042	1,500
Tax free bonds and government bonds	Quoted price and market observable inputs	2,515	2,536
Non-convertible debentures	Quoted price and market observable inputs	3,723	4,827
Government securities	Quoted price	4,833	5,467
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	220	167
Unquoted equity and preference securities - carried at fair value through profit and loss	Discounted cash flows method, Market multiples method, Option pricing model	23	11
Unquoted compulsorily convertible debentures - carried at fair value through profit and loss	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	84	74
Total		15,447	14,589

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Non Current
Unsecured, considered good
Other loans
Loans to employees	45	32
	45	32
Unsecured, considered doubtful
Other loans
Loans to employees	32	28
	77	60
Less: Allowance for doubtful loans to employees	32	28
Total non-current loans	45	32
Current
Unsecured, considered good
Other loans
Loans to employees	191	159
Total current loans	191	159
Total loans	236	191

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Non Current
Security deposits (1)	49	49
Rental deposits (1)	187	217
Unbilled revenues (1)#	553	399
Net investment in sublease of right of use asset (1)	337	350
Restricted deposits (1)*	63	42
Others (1)	63	84
Total non-current other financial assets	1,252	1,141
Current
Security deposits (1)	6	6
Rental deposits (1)	62	30
Restricted deposits (1)*	2,167	2,016
Unbilled revenues (1)#	4,094	3,173
Interest accrued but not due (1)	496	620
Foreign currency forward and options contracts (2) (3)	122	188
Net investment in sublease of right of use asset (1)	41	38
Others (1)	397	339
Total current other financial assets	7,385	6,410
Total other financial assets	8,637	7,551
(1) Financial assets carried at amortized cost	8,515	7,363
(2) Financial assets carried at fair value through other comprehensive income	40	25
(3) Financial assets carried at fair value through profit or loss	82	163

*	Restricted deposits represent deposits with financial institutions to settle employee-related obligations as and when they arise during the normal course of business.
#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Current
Unsecured
Considered good	20,121	19,294
Considered doubtful	656	619
	20,777	19,913
Less: Allowance for credit loss	656	619
Total trade receivables(1)	20,121	19,294
(1) Includes dues from companies where directors are interested	–	–

 2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Balances with banks
In current and deposit accounts	14,994	20,069
Cash on hand	–	–
Others
Deposits with financial institutions	3,062	4,645
Total cash and cash equivalents	18,056	24,714
Balances with banks in unpaid dividend accounts	33	33
Deposit with more than 12 months maturity	9,753	13,659
Balances with banks held as margin money deposits against guarantees	70	71

Cash and cash equivalents as at September 30, 2021 and March 31, 2021 include restricted cash and bank balances of 526 crore and 504 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Non Current
Capital advances	126	141
Advances other than capital advances
Others
Withholding taxes and others	682	705
Unbilled revenues #	205	195
Defined benefit plan assets	28	19
Prepaid expenses	88	78
Deferred Contract Cost *	896	143
Total Non-Current other assets	2,025	1,281
Current
Advances other than capital advances
Payment to vendors for supply of goods	65	141
Others
Unbilled revenues #	5,319	4,354
Withholding taxes and others	2,084	2,091
Prepaid expenses	1,361	1,160
Deferred Contract Cost *	422	65
Other receivables	21	3
Total Current other assets	9,272	7,814
Total other assets	11,297	9,095

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

*	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at September 30, 2021 the Company has entered into a financing arrangement with a third party for these assets for 733 crore which has been considered as financial liability. This includes 667 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction (Refer to note 2.12)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of ECLs (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at September 30, 2021 are as follows:

  (In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	18,056	–	–	–	–	18,056	18,056
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	23	220	–	243	243
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,147	–	–	–	–	2,147	2,515(1)
Liquid mutual fund units	–	–	4,042	–	–	4,042	4,042
Non convertible debentures	–	–	–	–	3,723	3,723	3,723
Government securities	–	–	–	–	4,833	4,833	4,833
Other investments	–	–	84	–	–	84	84
Trade receivables (Refer to Note 2.7)	20,121	–	–	–	–	20,121	20,121
Loans (Refer to Note 2.5)	236	–	–	–	–	236	236
Other financials assets (Refer to Note 2.6)(3)	8,515	–	82	–	40	8,637	8,560(2)
Total	49,075	–	4,238	220	8,596	62,129	62,420
Liabilities:
Trade payables	3,176	–	–	–	–	3,176	3,176
Lease liabilities (Refer to Note 2.19)	5,144	–	–	–	–	5,144	5,144
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	695	–	–	695	695
Other financial liabilities (Refer to Note 2.12)	12,521	–	160	–	1	12,682	12,682
Total	20,841	–	855	–	1	21,697	21,697

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 77 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows:

  (In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	24,714	–	–	–	–	24,714	24,714
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	11	167	–	178	178
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax-free bonds and government bonds	2,152	–	–	–	–	2,152	2,536(1)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Non convertible debentures	–	–	–	–	4,827	4,827	4,827
Government securities	–	–	–	–	5,467	5,467	5,467
Other investments	–	–	74	–	–	74	74
Trade receivables (Refer to Note 2.7)	19,294	–	–	–	–	19,294	19,294
Loans (Refer to Note 2.5)	191	–	–	–	–	191	191
Other financials assets (Refer to Note 2.6)(3)	7,363	–	163	–	25	7,551	7,459(2)
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities:
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities (Refer to Note 2.19)	5,325	–	–	–	–	5,325	5,325
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	693	–	–	693	693
Other financial liabilities (Refer to Note 2.12)	9,877	–	217	–	–	10,094	10,094
Total	17,847	–	910	–	–	18,757	18,757

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at September 30, 2021:

(In crore)

Particulars	As at September 30, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	4,042	4,042	–	–
Investments in tax-free bonds (Refer to Note 2.4)	2,493	2,212	281	–
Investments in government bonds (Refer to Note 2.4)	22	22	–	–
Investments in non convertible debentures (Refer to Note 2.4)	3,723	2,144	1,579	–
Investment in government securities (Refer to Note 2.4)	4,833	4,748	85	–
Investments in equity instruments (Refer to Note 2.4)	2	–	–	2
Investments in preference securities (Refer to Note 2.4)	241	–	–	241
Investments in compulsorily convertible debentures (Refer to Note 2.4)	7	–	–	7
Other investments (Refer to Note 2.4)	84	–	–	84
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	122	–	122	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	44	–	44	–
Financial liability under option arrangements (Refer to Note 2.12)	695	–	–	695
Liability towards contingent consideration (Refer to Note 2.12)(1)	117	–	–	117

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the six months ended September 30, 2021, tax free bonds and non-convertible debentures of 1,010 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1,579 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2021 was as follows:

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual funds (Refer to Note 2.4)	1,500	1,500	–	–
Investments in tax free bonds (Refer to Note 2.4)	2,513	1,352	1,161	–
Investments in government bonds (Refer to Note 2.4)	23	23	–	–
Investments in non convertible debentures (Refer to Note 2.4)	4,827	4,532	295	–
Investment in government securities (Refer to Note 2.4)	5,467	5,467	–	–
Investments in equity instruments (Refer to Note 2.4)	2	–	–	2
Investments in preference securities (Refer to Note 2.4)	176	–	–	176
Investments in compulsorily convertible debentures (Refer to Note 2.4)	7	–	–	7
Other investments (Refer to Note 2.4)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to Note 2.6)	188	–	188	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to Note 2.12)	56	–	56	–
Financial liability under option arrangements (Refer to Note 2.12)	693	–	–	693
Liability towards contingent consideration (Refer to Note 2.12)(1)	161	–	–	161

(1)	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds and non-convertible debentures of 1,177 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	September 30, 2021	March 31, 2021
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,097	2,124
4,19,06,23,841 (424,51,46,114) equity shares fully paid-up(2)
	2,097	2,124

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.20 for details of basic and diluted shares
(2)	Net of treasury shares 1,48,40,585 (1,55,14,732)

The Company has only one class of shares referred to as equity shares having a par value of 5. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at September 30, 2021 and March 31, 2021 are as follows:

         (In crore, except as stated otherwise)

Particulars	As at September 30, 2021		As at March 31, 2021
	Shares	Amount	Shares	Amount
As at the beginning of the period	4,245,146,114	2,124	4,240,753,210	2,122
Add: Shares issued on exercise of employee stock options	1,285,064	1	4,392,904	2
Less: Shares bought back	55,807,337	28	–	–
As at the end of the period	4,190,623,841	2,097	4,245,146,114	2,124

Capital allocation policy

Effective fiscal 2020, the Company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the Consolidated Statement of Cash Flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in April 2021:

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buy back price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at September 30, 2021, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at September 30, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:

         (in )

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Final dividend for fiscal 2020	–	–	–	9.50
Final dividend for fiscal 2021	–	–	15.00	–

The Board of Directors in their meeting held on April 14, 2021 recommended a final dividend of 15/- per equity share for the financial year ended March 31, 2021. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 19, 2021 which resulted in a net cash outflow of 6,369 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on October 13, 2021 declared a interim dividend of 15/- per equity share which would result in a net cash outflow of approximately 6,286 crore, excluding dividend paid on treasury shares.

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 Plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 14,840,585 and 15,514,732 shares as at September 30, 2021 and March 31, 2021, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at September 30, 2021 and March 31, 2021.

The following is the summary of grants during the six months ended September 30, 2021 and September 30, 2020:

Particulars	2019 Plan		2015 Plan
	Six months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Equity Settled RSU
KMPs	73,962	207,808	101,697	204,097
Employees other than KMP	–	–	–	24,600
Total Grants	73,962	207,808	101,697	228,697

Note: No grants were made during the three months ended September 30, 2021 and September 30, 2020

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of September 30, 2021, since the service commencement date precedes the grant date, the Company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSU’s were granted effective May 2, 2021.

Under the 2019 Plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance based RSU’s were granted effective May 2, 2021.

Other KMPs

Under the 2015 Plan:

On April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,547 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance based RSUs will vest over three years based on certain performance targets.

Break-up of employee stock compensation expense:

(in crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Granted to:
KMP	17	19	34	36
Employees other than KMP	82	79	175	138
Total (1)	99	98	209	174
(1) Cash-settled stock compensation expense included above	6	27	13	40

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU
Weighted average share price () / ($ ADS)	1,352	18.20	1,253	18.46
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	29-35	30-37	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.6	4-5	0.1-0.3
Weighted average fair value as on grant date () / ($ ADS)	1,189	16.80	1,124	16.19

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore

Particulars	As at
	September 30, 2021	March 31, 2021
Non-current
Others
Accrued compensation to employees (1)	8	–
Accrued expenses (1)	651	569
Compensated absences	101	97
Financial liability under option arrangements (2)	695	693
Payable for acquisition of business - Contingent consideration (2)	53	86
Other Payables (1)(4)	601	69
Total non-current other financial liabilities	2,109	1,514
Current
Unpaid dividends (1)	33	33
Others
Accrued compensation to employees (1)	4,023	4,019
Accrued expenses (1)	6,252	4,475
Retention monies (1)	13	13
Payable for acquisition of business - Contingent consideration (2)	64	75
Payable by controlled trusts (1)	211	199
Compensated absences	2,236	2,020
Foreign currency forward and options contracts (2) (3)	44	56
Capital creditors (1)	236	371
Other payables (1)(4)	493	129
Total current other financial liabilities	13,605	11,390
Total other financial liabilities	15,714	12,904
(1) Financial liability carried at amortized cost	12,521	9,877
(2) Financial liability carried at fair value through profit or loss	855	910
(3) Financial liability carried at fair value through other comprehensive income	1	–
Contingent consideration on undiscounted basis	131	181

(4)	Deferred contract cost in note 2.9 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at September 30, 2021 the Company has entered into a financing arrangement with a third party for these assets for 733 crore which has been considered as financial liability. This includes 667 crore settled directly by the third party to the customer on behalf of the Company and accordingly considered as non-cash transaction.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Non-current
Others
Withholding taxes and others	370	364
Deferred income - government grants	56	57
Accrued defined benefit plan liability	311	324
Deferred income	13	17
Others	1	1
Total non-current other liabilities	751	763
Current
Unearned revenue	4,394	4,050
Others
Withholding taxes and others	2,386	2,170
Accrued defined benefit plan liability	4	6
Deferred income - government grants	14	3
Others	4	4
Total current other liabilities	6,802	6,233
Total other liabilities	7,553	6,996

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Current
Others
Post-sales client support and other provisions	862	713
Total provisions	862	713

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Current taxes	1,987	1,763	3,923	3,084
Deferred taxes	33	129	71	328
Income tax expense	2,020	1,892	3,994	3,412

Income tax expense for the three months ended September 30, 2021 and September 30, 2020 includes reversal (net of provisions) of 20 crore and 99 crore, respectively. Income tax expense for the six months ended September 30, 2021 and September 30, 2020 includes reversal (net of provisions) of 33 crore and 230 crore, respectively. These reversals pertain to prior periods primarily on account of adjudication of certain disputed matters in favor of the Company and upon filing of tax return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Profit before income taxes	7,448	6,750	14,623	12,543
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	2,603	2,359	5,110	4,383
Tax effect due to non-taxable income for Indian tax purposes	(833)	(622)	(1,499)	(1,169)
Overseas taxes	247	183	446	347
Tax provision (reversals)	(20)	(99)	(33)	(230)
Effect of exempt non-operating income	(8)	(9)	(27)	(18)
Effect of unrecognized deferred tax assets	(4)	9	(4)	26
Effect of differential tax rates	(43)	(46)	(74)	(74)
Effect of non-deductible expenses	28	27	65	65
Impact of change in tax rate	(47)	–	(47)	–
Others	97	90	57	82
Income tax expense	2,020	1,892	3,994	3,412

The applicable Indian corporate statutory tax rate for the three months and six months ended September 30, 2021 and September 30, 2020 is 34.94% each.

Deferred income tax for the three months and six months ended September 30, 2021 and September 30, 2020 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-time frame basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and six months ended September 30, 2021 and September 30, 2020 are as follows:

       (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Revenue from software services	27,813	22,728	53,659	44,747
Revenue from products and platforms	1,789	1,842	3,839	3,487
Total revenue from operations	29,602	24,570	57,498	48,234

The Group has evaluated the impact of COVID – 19 pandemic on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements; and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 pandemic is not significant based on these estimates. Due to the nature of the COVID – 19 pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

For the three months ended September 30, 2021 and September 30, 2020:

         (In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total

Revenues by Geography*
North America	5,942	2,939	2,004	1,803	1,568	2,343	1,505	228	18,332
	4,547	2,403	1,618	1,710	1,178	2,126	1,141	193	14,916
Europe	1,676	1,150	870	1,392	1,576	54	557	53	7,328
	1,622	1,033	699	1,043	998	39	493	52	5,979
India	469	20	107	35	19	101	8	11	770
	394	12	74	4	12	65	5	174	740
Rest of the world	1,479	221	687	271	56	13	33	412	3,172
	1,308	203	702	270	53	14	33	352	2,935
Total	9,566	4,330	3,668	3,501	3,219	2,511	2,103	704	29,602
	7,871	3,651	3,093	3,027	2,241	2,244	1,672	771	24,570
Revenue by offerings
Digital	4,984	2,645	2,222	2,025	1,847	1,453	1,188	240	16,604
	3,717	1,885	1,512	1,437	997	1,111	692	273	11,624
Core	4,582	1,685	1,446	1,476	1,372	1,058	915	464	12,998
	4,154	1,766	1,581	1,590	1,244	1,133	980	498	12,946
Total	9,566	4,330	3,668	3,501	3,219	2,511	2,103	704	29,602
	7,871	3,651	3,093	3,027	2,241	2,244	1,672	771	24,570

For the six months ended September 30, 2021 and September 30, 2020:

         (In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	11,669	5,725	3,779	3,530	3,009	4,496	2,873	456	35,537
	8,921	4,579	3,433	3,422	2,476	4,071	2,189	365	29,456
Europe	3,327	2,300	1,693	2,727	2,759	106	1,044	109	14,065
	3,158	2,051	1,328	2,079	1,883	70	988	107	11,664
India	871	49	216	67	33	191	16	148	1,591
	762	22	130	8	27	137	12	325	1,423
Rest of the world	2,916	431	1,383	547	121	28	61	818	6,305
	2,487	391	1,366	545	111	29	57	705	5,691
Total	18,783	8,505	7,071	6,871	5,922	4,821	3,994	1,531	57,498
	15,328	7,043	6,257	6,054	4,497	4,307	3,246	1,502	48,234
Revenue by offerings
Digital	9,797	5,038	4,152	3,883	3,291	2,725	2,200	565	31,651
	7,143	3,499	3,007	2,757	2,026	1,978	1,257	489	22,156
Core	8,986	3,467	2,919	2,988	2,631	2,096	1,794	966	25,847
	8,185	3,544	3,250	3,297	2,471	2,329	1,989	1,013	26,078
Total	18,783	8,505	7,071	6,871	5,922	4,821	3,994	1,531	57,498
	15,328	7,043	6,257	6,054	4,497	4,307	3,246	1,502	48,234

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Geographical revenues is based on the domicile of customer

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the interim condensed consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and six months September 30, 2021 and September 30, 2020 is as follows:

   (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Interest income on financial assets carried at amortized cost:
Tax free bonds and Government bonds	38	35	76	69
Deposit with Bank and others	206	280	496	538
Interest income on financial assets carried at fair value through other comprehensive income:
Non-convertible debentures, certificates of deposit, and government securities	155	97	313	186
Income on investments carried at fair value through profit or loss:
Dividend income on liquid mutual funds	–	10	–	11
Gain / (loss) on liquid mutual funds and other investments	41	9	66	33
Income on investments carried at fair value through other comprehensive income	–	27	–	54
Exchange gains / (losses) on foreign currency forward and options contracts	133	307	56	354
Exchange gains / (losses) on translation of foreign currency assets and liabilities	(81)	(262)	47	(294)
Miscellaneous income, net	32	67	92	95
Total other income	524	570	1,146	1,046

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

   (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Employee benefit expenses
Salaries including bonus	15,160	12,978	29,808	26,166
Contribution to provident and other funds	385	270	734	559
Share based payments to employees (Refer to Note 2.11)	99	98	209	174
Staff welfare	99	54	222	105
	15,743	13,400	30,973	27,004
Cost of software packages and others
For own use	366	309	709	600
Third party items bought for service delivery to clients	1,027	799	1,973	1,401
	1,393	1,108	2,682	2,001
Other expenses
Repairs and maintenance	259	324	533	669
Power and fuel	31	37	64	71
Brand and marketing	102	93	216	152
Short-term leases	15	14	32	39
Rates and taxes	65	59	128	114
Consumables	36	26	68	50
Insurance	34	36	76	66
Provision for post-sales client support and others	34	(7)	35	(1)
Commission to non-whole time directors	3	2	5	3
Impairment loss recognized / (reversed) under expected credit loss model	44	63	87	162
Contributions towards Corporate Social responsibility	115	140	260	260
Others	85	(41)	135	41
	823	746	1,639	1,626

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary Infosys Green Forum established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended September 30, 2021:

    (In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of July 1, 2021	631	3,716	19	194	4,560
Additions*	–	205	–	54	259
Deletions	–	(2)	–	(18)	(20)
Depreciation	(2)	(164)	(3)	(16)	(185)
Translation difference	–	(17)	–	2	(15)
Balance as of September 30, 2021	629	3,738	16	216	4,599

* Net of adjustments on account of modification

Following are the changes in the carrying value of right of use assets for the three months ended September 30, 2020:

    (In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of July 1, 2020	625	3,285	20	67	3,997
Additions	7	377	1	2	387
Deletions	–	(32)	–	–	(32)
Depreciation	(2)	(147)	(2)	(4)	(155)
Translation difference	1	(4)	–	1	(2)
Balance as of September 30, 2020	631	3,479	19	66	4,195

Following are the changes in the carrying value of right of use assets for the six months ended September 30, 2021:

    (In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2021	630	3,984	19	161	4,794
Additions*	–	64	1	100	165
Deletions	–	(6)	–	(18)	(24)
Depreciation	(4)	(319)	(5)	(29)	(357)
Translation difference	3	15	1	2	21
Balance as of September 30, 2021	629	3,738	16	216	4,599

* Net of adjustments on account of modification

Following are the changes in the carrying value of right of use assets for the six months ended September 30, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions	7	360	9	32	408
Deletions	–	(90)	–	–	(90)
Depreciation	(3)	(292)	(5)	(8)	(308)
Translation difference	1	16	–	–	17
Balance as of September 30, 2020	631	3,479	19	66	4,195

The aggregate depreciation expense on ROU assets has been included under depreciation and amortisation expense in the Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities:

     (In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Current lease liabilities	788	738
Non-current lease liabilities	4,356	4,587
Total	5,144	5,325

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

    (In crore)

Particulars	As at
	September 30, 2021	March 31, 2021
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	4,385	4,061
[Amount paid to statutory authorities 5,083 crore (6,105 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(2)	987	733
Other commitments*	33	42

*	Uncalled capital pertaining to investments

(1)	As at September 30, 2021, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 3,771 crore.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 5,074 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s Management reasonably expects based on currently available information, that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2021 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the six months ended September 30, 2021, the following are the changes in the subsidiaries:

-	Simplus North America Inc., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective April 27, 2021.
-	Simplus Europe, Ltd., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective July 20, 2021.
-	Stater GmbH, a wholly-owned subsidiary of Stater N.V., was incorporated on August 4, 2021.
-	Infosys Green Forum, a wholly-owned subsidiary of Infosys Limited, was incorporated on August 31, 2021.
-	Infosys Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective September 01, 2021.
-	Sqware Peg Digital Pty Ltd, a wholly-owned subsidiary of Simplus Australia Pty Ltd, has been liquidated effective September 02, 2021.
-	Beringer Commerce Inc. renamed as Blue Acorn iCi Inc.

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

   (In crore)

Particulars	Three months ended September 30,		Six months ended September 30,
	2021	2020	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	36	38	73	71
Commission and other benefits to non-executive/independent directors	3	2	5	3
Total	39	40	78	74

(1)	For the three months ended September 30, 2021 and September 30, 2020 includes a charge of 17 crore and 19 crore, respectively, towards employee stock compensation expense. For the six months ended September 30, 2021 and September 30, 2020 includes a charge of 34 crore and 36 crore, respectively, towards employee stock compensation expense. (Refer to Note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended September 30, 2021 and September 30, 2020:

         (In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	9,566	4,330	3,668	3,501	3,219	2,511	2,103	704	29,602
	7,871	3,651	3,093	3,027	2,241	2,244	1,672	771	24,570
Identifiable operating expenses	5,346	2,102	2,213	1,866	1,886	1,507	1,196	571	16,687
	4,055	1,733	1,828	1,553	1,153	1,260	827	512	12,921
Allocated expenses	1,576	725	639	618	609	385	319	213	5,084
	1,456	618	602	649	433	315	280	213	4,566
Segment operating income	2,644	1,503	816	1,017	724	619	588	(80)	7,831
	2,360	1,300	663	825	655	669	565	46	7,083
Unallocable expenses									859
									855
Other income, net (Refer to Note 2.17)									524
									570
Finance cost									48
									48
Profit before tax									7,448
									6,750
Income tax expense									2,020
									1,892
Net Profit									5,428
									4,858
Depreciation and amortization									859
									855
Non-cash expenses other than depreciation and amortization									–
									–

Six months ended September 30, 2021 and September 30, 2020:

         (In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	18,783	8,505	7,071	6,871	5,922	4,821	3,994	1,531	57,498
	15,328	7,043	6,257	6,054	4,497	4,307	3,246	1,502	48,234
Identifiable operating expenses	10,659	4,099	4,293	3,620	3,424	2,888	2,213	1,053	32,249
	7,959	3,326	3,730	3,106	2,436	2,388	1,626	979	25,550
Allocated expenses	3,122	1,421	1,255	1,213	1,148	747	622	459	9,987
	3,008	1,368	1,243	1,272	901	651	581	456	9,480
Segment operating income	5,002	2,985	1,523	2,038	1,350	1,186	1,159	19	15,262
	4,361	2,349	1,284	1,676	1,160	1,268	1,039	67	13,204
Unallocable expenses									1,687
									1,611
Other income, net (Refer to Note 2.17)									1,146
									1,046
Finance cost									98
									96
Profit before tax									14,623
									12,543
Income tax expense									3,994
									3,412
Net Profit									10,629
									9,131
Depreciation and amortization expense									1,687
									1,611
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and six months ended September 30, 2021 and September 30, 2020, respectively.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

   (In crore)

Particulars	Note No.	Three months ended September 30,		Six months ended September 30,
		2021	2020	2021	2020
Revenue from operations	2.16	29,602	24,570	57,498	48,234
Cost of Sales		19,806	15,771	38,312	31,473
Gross profit		9,796	8,799	19,186	16,761
Operating expenses
Selling and marketing expenses		1,235	1,136	2,483	2,283
General and administration expenses		1,589	1,435	3,128	2,885
Total operating expenses		2,824	2,571	5,611	5,168
Operating profit		6,972	6,228	13,575	11,593
Other income, net	2.17	524	570	1,146	1,046
Finance cost		48	48	98	96
Profit before tax		7,448	6,750	14,623	12,543
Tax expense:
Current tax	2.15	1,987	1,763	3,923	3,084
Deferred tax	2.15	33	129	71	328
Profit for the period		5,428	4,858	10,629	9,131
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		14	7	(19)	154
Equity instruments through other comprehensive income, net		40	(5)	41	(6)
		54	2	22	148
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		6	27	11	21
Exchange differences on translation of foreign operations, net		(166)	21	124	185
Fair value changes on investments, net		55	(45)	93	9
		(105)	3	228	215
Total other comprehensive income / (loss), net of tax		(51)	5	250	363
Total comprehensive income for the period		5,377	4,863	10,879	9,494
Profit attributable to:
Owners of the Company		5,421	4,845	10,616	9,078
Non-controlling interests		7	13	13	53
		5,428	4,858	10,629	9,131
Total comprehensive income attributable to:
Owners of the Company		5,375	4,847	10,866	9,434
Non-controlling interests		2	16	13	60
		5,377	4,863	10,879	9,494

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Office

A.G.S. Manikantha Company Secretary

Bengaluru October 13, 2021